Exhibit 99.1

Nomad Foods Completes Acquisition of Aunt Bessie’s

FELTHAM, England, July 2, 2018 — Nomad Foods Limited (NYSE: NOMD) announced today that it has completed its previously announced acquisition of Aunt Bessie’s Limited from William Jackson & Son Limited for a purchase price of approximately €240 million.

Commenting on the transaction, Stefan Descheemaeker, Nomad Foods’ Chief Executive Officer, said, “The acquisition of Aunt Bessie’s exemplifies our dedication and progress towards transforming the frozen food category, both organically and through acquisitions. Aunt Bessie’s further develops our portfolio in the UK with its strong brand positioning and market leadership in frozen roast potatoes and frozen Yorkshire puddings. We are eager to welcome the Aunt Bessie’s team to the Nomad Foods organization and look forward to creating value for all stakeholders.”

Aunt Bessie’s is a leading frozen food company in the United Kingdom where it manufactures, distributes and sells a range of branded frozen food products. The Aunt Bessie’s brand holds number one and number two market share positions, respectively, within frozen Yorkshire puddings and frozen potatoes, which combine to represent the majority of its revenues. As a brand closely identified with roast dinners, Aunt Bessie’s will expand Nomad Foods’ portfolio into this major eating occasion. The acquisition includes a production facility in Hull, England.

For its fiscal year ended April 2018, Aunt Bessie’s generated revenues and adjusted EBITDA of approximately €123 million and €23 million, respectively. In conjunction with the acquisition, Nomad Foods completed a €260 million increase in its existing term loan facilities.

Credit Suisse acted as financial advisor and Norton Rose Fulbright acted as legal advisor to Nomad Foods on the transaction. Stamford Partners acted as financial advisor and Addleshaw Goddard acted as legal advisor to William Jackson & Son on the transaction.

About Nomad Foods Limited

Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. The company’s portfolio of iconic brands, which includes Birds Eye, Findus, Iglo and Goodfella’s, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including expectations regarding (i) the Company’s ability to expand its presence in the frozen foods market, including within the frozen Yorkshire puddings, frozen potatoes and roast dinners categories; (ii) the success of the Company’s strategic initiatives, including its ability to further develop its portfolio in the United Kingdom and create value for its stakeholders; (iii) completion of successful acquisitions in the same and adjacent categories; and (iv) the future operating and financial performance of the Company including the expected financial benefits of the Aunt Bessie’s acquisition. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including (i) economic conditions, competition and other risks that may affect the Company’s future performance; (ii) the risk that securities markets will react negatively to actions by the Company; (iii) the ability to recognize the anticipated benefits to the Company of strategic initiatives; (iv) the successful completion of strategic acquisitions; (v) changes in applicable laws or regulations; and (vi) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Details

Investor Relations Contacts

Taposh Bari, CFA

Nomad Foods Limited

+1-718-290-7950

John Mills

ICR, Partner

+1-646-277-1254

Media Contact

Felipe Ucros / Max Dutcher

Gladstone Place Partners

+1-212-230-5930

SOURCE Nomad Foods Limited

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